Life Science Institute LLC

healthycell
REACH YOUR POTENTIAL™

ANNUAL REPORT

3301 Salterbeck Street, Suite 102

Mount Pleasant, NJ 29466

(800) 975-9606

https://www.healthycell.com/

This Annual Report is dated April 9, 2025.

BUSINESS

Healthycell is a private nutrition company that sells dietary supplements in a new delivery format marketed as MICROGEL, replacing traditional tablets, capsules, and powders.

Based on advanced food science, MICROGEL is designed to provide maximum bioavailability in a pill-free experience. Healthycell aims to change the way people take supplements, especially for those who are pill-averse. Healthycell offers multiple lines of supplements targeting different customers for different needs.

Previous Offerings

Name: B-1 Preferred

Type of security sold: Equity

Final amount sold: $2,250,000.00

Number of Securities Sold: 14,155,183

Use of proceeds: Investment in Wellomics LLC ($225k); IP Development ($563k); Inventory ($124k); Clinical Studies ($100k); Marketing and Branding ($1,126k); Capital Raising costs ($112k)

Date: November 21, 2018

Offering exemption relied upon: 506(b)

Name: B-2 Preferred

Type of security sold: Equity

Final amount sold: $400,000.00

Number of Securities Sold: 2,137,894

Use of proceeds: Inventory

Date: February 26, 2020

Offering exemption relied upon: 506(b)

Name: Class A Bridge Preferred

Type of security sold: Equity

Final amount sold: $1,618,009.00

Number of Securities Sold: 8,629,386

Use of proceeds: Marketing, Launching Consumer Test Kits, Inventory

Date: September 02, 2021

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Year ended December 31, 2024, compared to year ended December 31, 2023

Revenue

Net sales for year ended December 31, 2024, was $9,090,362 as compared to $7,606,406 for the year ended December 31, 2023. The increase of approximately $1,484,000 (20%) resulted, primarily, from revenue generated from our Microgel products. In 2024, revenue generated from our Microgel products amounted to approximately $7,574,000 as compared to $5,860,000 during 2023. During 2024, revenue generated from our tablet products declined by approximately $534,000 as compared to 2023. During 2024 we recorded an increase in billed shipping and handling of approximately $7,000.

Cost of sales

Cost of sales for the year ended December 31, 2024, amounted to $2,852,000 as compared to $2,448,000 for the year ended December 31, 2023. The increase in our cost of sales of approximately $404,,000 resulted, primarily, from the increased sales volumes.

Gross margins

Gross margins during 2024 were 69% as compared to 68% in 2023.

Expenses

The Company's operating expenses consist primarily of, sales and marketing expenses, general and administrative expenses and research and development expenses. During the year ended December 31, 2024, our operating expenses totaled $6,568,000, which is a decrease of approximately $457,000 from 2023.

During the year ended December 31, 2024, we incurred decreased sales and marketing expenses of approximately $372,000 as a result of more efficient ad spend.

During the year ended December 31, 2024, we incurred decreased research and development costs of approximately $82,000 due to a clinical study ending in 2023.

Historical results and cash flows:
Company management believes that our historical cash flows are representative of what potential investors should expect in the future. We do expect that our cash outflows will increase as we purchase inventory to meet our growing sales demand.

In the past, the Company met its cash flow needs through its operations and, via additional capital contributions, and working capital loans. During 2024 we improved our ROI by $1,464,00 and raised additional capital of $1,232,723.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $6,545,452.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Parafin

Amount Owed: $96,768
Interest Rate: 13%
Maturity Date: March 15, 2025

Creditor: Shopify Capital
Amount Owed: $242,785
Interest Rate: 13%
Maturity Date: April 15, 2025

Creditor: Ember Fund
Amount Owed: $288,706
Interest Rate: 12.5%
Maturity Date: March 31, 2025

reditor: SBA EIDL Loan

Amount Owed: $510,523

Interest Rate: 3.75%

Maturity Date: September 24, 2050

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Douglas V. Giampapa

Douglas V. Giampapa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & CEO

Dates of Service: October, 2015 - Present

Responsibilities: Leadership, management, and accountability to improve the company's growth, profitability, and ultimate exit. Salary: $132,000 plus bonus based on company sales.

Position: Board Member

Dates of Service: October, 2015 - Present

Responsibilities: Overseeing the direction of the company.

Other business experience in the past three years:

Employer: Griffin Capital Group Ltda

Title: Lead Developer for Dorada

Dates of Service: January, 2008 - Present

Responsibilities: Oversees property development team to keep permits valid. It requires approximately 1 hour per month of time.

Name: Joseph E. Rolston

Joseph E. Rolston's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO

Dates of Service: February, 2013 - Present

Responsibilities: Joseph manages the company's finances, including accounting, budgeting, reporting, forecasting, and tax compliance. He also monitors the companies financial credit and access to debt. As CFO for Healthycell, my compensation is $98,672 per annum and I was issued 327,895 options under the Healthycell Employee Incentive Plan.

Other business experience in the past three years:

Employer: Job Right Consulting, Inc.

Title: Owner & President

Dates of Service: May, 2011 - Present

Responsibilities: Joseph works as a financial consultant with a wide array of responsibilities for contracted scopes of work.

Other business experience in the past three years:

Employer: Accommodations Plus International, Inc.

Title: Advisory Board Member

Dates of Service: September, 2014 - May, 2018

Responsibilities: JR has provided API's Executive Management Team and Owners with expert guidance regarding the globalization of the company's operations, tax compliance and general financial management and analyzed and adopted new FASB standards, notably ASC-606, Revenue Recognition. JR has built API's budget models, forecasts, financial projections and variance analysis for management's decision making. JR's contract with API ended in June 2018.

Other business experience in the past three years:

Employer: Life On Earth, Inc.

Title: Acting Controller

Dates of Service: February, 2016 - Present

Responsibilities: As Acting Controller, JR manages and directs all aspects of LFER's SEC reporting, analyzes and adopt new FASB standards, most recently, ASC-606, Revenue Recognition, conducts pre- and post- M&A due diligence and integration, builds and execute the annual budget and creates forecast models and other financial projections and variance analysis for management's decision making, and, liaise with regulators, private equity firms, auditors, attorneys, Bank officials, vendors and Board of Directors. JR continues to regularly assist LFER as Acting Controller on a part-time (25%) basis.

Name: Vincent C. Giampapa MD

Vincent C. Giampapa MD's current primary role is with RMI Investment Group, LLC. Vincent C. Giampapa MD currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Manager on Management Committee

Dates of Service: January, 2012 - Present

Responsibilities: Oversee the direction of the company and vote on decisions requiring a vote by the Management Committee. Vincent does not currently receive salary compensation for this role.

Position: Chief Product Formulator

Dates of Service: January, 2012 - Present

Responsibilities: Formulation of dietary supplement products.

Other business experience in the past three years:

Employer: RMI Investment Group, LLC

Title: Founder and Chief Medical Officer

Dates of Service: January, 2020 - Present

Responsibilities: Oversee the treatments of patients.

Other business experience in the past three years:

Employer: Optigenex, Inc.

Title: Board Member, Chief Science Officer

Dates of Service: August, 2017 - Present

Responsibilities: Oversee the direction of the company.

Other business experience in the past three years:

Employer: Jeunesse Global, Inc.

Title: Spokesperson, Product Formulator, and Scientific Advisor

Dates of Service: June, 2011 - Present

Responsibilities: Customer education and product formulation.

Other business experience in the past three years:

Employer: Maximum Human Performance, LLC

Title: Scientific Advisor

Dates of Service: January, 2011 - Present

Responsibilities: Advise on science-related matters and product formulas.

Name: Peng Ye

Peng Ye's current primary role is with EHE Fund. Peng Ye currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Manager of Management Committee

Dates of Service: January, 2018 - Present

Responsibilities: Oversee the direction of the company and vote on decisions requiring a vote by the Management Committee. Peng does not currently receive salary compensation for this role.

Other business experience in the past three years:

Employer: EHE Fund

Title: Founding General Partner

Dates of Service: January, 2015 - Present

Responsibilities: Oversee fundraising and investments.

Name: Jonathan Smiga

Jonathan Smiga's current primary role is with Keen Growth Capital. Jonathan Smiga currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Manager on Management Committee

Dates of Service: July, 2021 - Present

Responsibilities: Oversee the direction of the company and vote on decisions requiring a vote by the Management Committee. Jonathan does not currently receive salary compensation for this role.

Other business experience in the past three years:

Employer: Keen Growth Capital

Title: Managing Partner

Dates of Service: January, 2012 - Present

Responsibilities: Oversee fundraising and investments and portfolio companies.

Name: Michael Nobel, PhD

Michael Nobel, PhD's current primary role is with Nobel Sustainable Trust. Michael Nobel, PhD currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Manager on Board of Managers

Dates of Service: January, 2018 - Present

Responsibilities: Oversee the direction of the company and vote on decisions requiring a vote by the Management Committee. Michael does not currently receive salary compensation for this role.

Other business experience in the past three years:

Employer: Nobel Sustainable Trust

Title: Manager

Dates of Service: January, 2018 - Present

Responsibilities: Oversee the trust management.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Class A

Member Name: Douglas V. Giampapa

Amount and nature of Beneficial ownership: 7,496,950

Percent of class: 20.0

Title of class: Common Class B

Member Name: Douglas V. Giampapa

Amount and nature of Beneficial ownership: 267,125

Percent of class: 20.0

Title of class: B-2 Preferred

Member Name: Douglas V. Giampapa

Amount and nature of Beneficial ownership: 267,237

Percent of class: 20.0

Title of class: Class A Bridge Preferred

Member Name: Douglas V. Giampapa

Amount and nature of Beneficial ownership: 1,200,000

Percent of class: 20.0

Title of class: Common Class A

Member Name: Vincent C. Giampapa, MD

Amount and nature of Beneficial ownership: 7,929,000

Percent of class: 40.0

Title of class: Common Class B

Member Name: Vincent C. Giampapa, MD

Amount and nature of Beneficial ownership: 267,125

Percent of class: 40.0

Title of class: B-2 Preferred

Member Name: Vincent C. Giampapa, MD

Amount and nature of Beneficial ownership: 1,870,657

Percent of class: 40.0

Title of class: Class A Bridge Preferred

Member Name: Vincent C. Giampapa, MD

Amount and nature of Beneficial ownership: 1,200,000

Percent of class: 40.0

RELATED PARTY TRANSACTIONS

Name of Entity: Dr. Vincent Giampapa

Relationship to Company: Director

Nature / amount of interest in the transaction:
The Company received a loan from one of the shareholders, Dr. Vincent Giampapa, which bears no interest rate and has no maturity date defined, and which was fully paid off during 2023.
The Company paid commissions to one of the owners, Dr. Vincent Giampapa, in the amounts of $6,497 and $10,711, during the years ended December 31, 2024, and 2023, respectively, in return for selling the Company's products to his customers.

OUR SECURITIES

The company has authorized Common Class A, Common Class B, Common Class C, B-1 Preferred, B-2 Preferred, Class A Bridge Preferred, NewChip Accelerator Warrants, and Common Class E. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,689,655 of Common Class E.

Common Class A

The amount of security authorized is 18,150,050 with a total of 18,150,050 outstanding.

Voting Rights

This class of security is represented by 3 managers of a 5-member Board of Managers.

Material Rights

For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.

Common Class B

The amount of security authorized is 3,075,375 with a total of 3,075,375 outstanding.

Voting Rights

This class of security is represented by 2 managers of a 5-member Board of Managers.

Material Rights

For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.

Common Class C

The amount of security authorized is 5,604,367 with a total of 137,700 outstanding.

Voting Rights

There are no voting rights associated with Common Class C.

Material Rights

There are no material rights associated with Common Class C.

B-1 Preferred

The amount of security authorized is 14,155,183 with a total of 14,155,183 outstanding.

Voting Rights

This class of security is represented by 1 manager of a 5-member Board of Managers.

Material Rights

For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.

B-2 Preferred

The amount of security authorized is 2,137,894 with a total of 2,137,894 outstanding.

Voting Rights

This class of security is represented by 2 managers of a 5-member Board of Managers.

Material Rights

For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.

Class A Bridge Preferred

The amount of security authorized is 8,629,386 with a total of 8,629,386 outstanding.

Voting Rights

This class of security is represented by 3 managers of a 5-member Board of Managers.

Material Rights

For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.

NewChip Accelerator Warrants

The security will convert into Class a bridge preferred and the terms of the NewChip Accelerator Warrants are outlined below:

Amount outstanding: $250,000.00

Maturity Date: August 03, 2022

Interest Rate: 0.0%

Discount Rate: 0.0%

Valuation Cap: $8,500,000.00

Conversion Trigger: At option of holder

Material Rights

The warrant is for 1,333,333 units at $0.1875 per unit based on a $250,000 option to invest.

Common Class E

The amount of security authorized is 3,689,650 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Common Class E.

Material Rights

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class E Common Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class E Common Units purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Class E Common Units in the amount of up to $1,069,999 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Developing new products and technologies entails significant risks and uncertainties We are currently developing new products and unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Class E Common Units that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors and Preferred Unitholders of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and the inability to raise future capital may cause the Company to fail. Even if the Company does make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Life Science Institute LLC d/b/a Healthycell was formed on 1/24/2012. The Company has a limited history selling its current product line upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Life Science Institute LLC d/b/a Healthycell has incurred a net loss since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, internet domain names, trade secrets, and has a license to a patent-pending. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company, and the Company may not have sufficient capital to properly protect its intellectual property. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company has a license to a patent pending that may not be awarded a patent by the USPTO. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in the service of the Company or in its computer systems could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 9, 2025.

Life Science Institute LLC

By   /s/ *Douglas V. Giampapa*

    Name: <u>LIF SCIENCE INSTITUTE LLC</u>

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

LIFE SCIENCE INSTITUTE LLC

d/b/a HEALTHYCELL

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(UNAUDITIED)

Life Science Institute, LLC
d/b/a Healthycell
Balance Sheet
Unaudited

	December 31, 2024	December 31, 2023
ASSETS		
Current Assets		
Cash	$ 654,452	$ 445,232
Accounts Receivable	176,835	202,598
Inventory	1,186,893	1,241,068
Prepaid and other current assets	46,333	26,568
Total current assets	2,064,514	1,915,466
Fixed Assets, net of accumulated depreciation of $45,787 and $45,787, respectively	-	-
Loan receivable	140,000	140,000
Intellectual Property	578,000	578,000
Total Assets	$ 2,782,514	$ 2,633,466
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable	$ 160,279	$ 433,766
Accrued Expenses	432,115	364,048
Current portion of long term debt	656,199	1,037,414
Unearned revenue	170,000	222,237
Credit card payable	22,769	58,629
Total current liabilities	1,441,362	2,116,096
Loans Payable - Long term	480,067	491,722
Total liabilities	1,921,430	2,607,818
Members' Equity	861,085	25,648
Total Liabilities and members' equity	$ 2,782,514	$ 2,633,466

The accompanying footnotes are an integral part of these financial statements.

LIFE SCIENCE INSTITUTE LLC
d/b/a Healthycell
Statements of Operations

	January 1, to December 31, 2024	January 1, to December 31, 2023	Change $	Change %
	(Unaudited)	(Unaudited)		
Sales				
Product sales	$ 9,790,057	$ 8,609,400	$ 1,180,658	14%
Other sales	198,198	190,888	7,310	4%
Gross sales	9,988,255	8,800,288	1,187,968	13%
Sales discounts, Returns and Allowances	897,893	1,193,879	(295,985)	-25%
Net sales	9,090,362	7,606,409	1,483,953	20%
Cost of goods sold	2,852,070	2,448,039	404,031	17%
Gross profit	6,238,292	5,158,370	1,079,922	21%
	69%	68%		
Operating expenses				
Sales and marketing	5,174,688	5,546,901	(372,214)	-7%
Research and development	137,885	219,892	(82,008)	-37%
General and administrative	1,255,097	1,257,520	(2,423)	0%
Total operating expenses	6,567,670	7,024,314	(456,644)	-7%
Operating loss	(329,378)	(1,865,944)	1,536,566	-82%
Other Expense	118,893	-	118,893	100%
Interest Expense	210,615	137,762	72,853	53%
Net loss	$ (658,886)	$ (2,003,706)	$ 1,463,713	-73%

The accompanying footnotes are an integral part of these financial statements.

LIFE SCIENCE INSTITUTE LLC
d/b/a Healthycell
Statements of Change in Members' Equity
Unaudited

	January 1, to December 31, 2024	January 1, to December 31, 2023
Balance - Beg	$ 25,648	$ 1,329,992
Capital contributions	1,232,723	500,000
Share-based compensation	261,600	199,362
Net Loss	(658,886)	(2,003,706)
Balance - End	$ 861,085	$ 25,648

The accompanying footnotes are an integral part of these financial statements.

Life Science Institute, LLC
d/b/a Healthycell
Statements of Cash Flow
For the years ended December 31,
Unaudited

		2024		2023
Cash flow used in operations:				
Net loss	$	(658,886)	$	(2,003,706)
Non cash items				
Depreciation		-		3,580
Amortization of capitalized interest		180,516		134,388
Amortization of prepaid consultancy		-		50,000
Share based compensation		261,600		296,539
Bad debt expense		-		4,678
(Increase)/decrease:				
Accounts receivable		25,762		(90,948)
Inventory		(55,252)		155,004
Prepaid expenses		(19,765)		13,245
Increase/(decrease):				
AP and accrued expenses		(184,093)		(32,283)
		(450,118)		(1,469,502)
Financing activities				
Proceeds from capital raises	$	1,232,723		500,000
Proceeds from loans payable		1,205,000		1,000,000
Repayment of loans payable		(1,778,386)		(1,195,126)
Repayment of shareholder loan		-		(22,900)
		659,337		281,974
Increase/(decrease) in cash		209,219		(1,187,528)
Cash balance at beginning		445,232		1,632,760
Cash balance at end	$	654,452	$	445,232
Supplement disclosures of cash flow information:				
Cash paid during the year for interest	$	210,615	$	137,762

The accompanying footnotes are an integral part of these financial statements.

Life Science Institute LLC

d/b/a Healthy Cell

NOTES TO FINANCIAL STATEMENTS

FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

(Unaudited)

1. NATURE OF OPERATIONS

Life Science Institute LLC DBA Healthycell was formed on August 7, 2012 in the State of Delaware. The financial statements of Life Science Institute LLC DBA Healthycell (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Mount Pleasant, South Carolina.

Healthycell is a nutrition company with a dietary supplement line that uses patent-pending MICROGEL™ technology designed to deliver nutrients you can absorb and results you can measure in a pill-free experience. By solving the challenges of traditional tablets, capsules, and powders, Healthycell is changing the way people take supplements, especially for pill-averse people.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. During the years ended December 31, 2024 and 2023, the Company recorded provisions for bad debts of $0 and $4,678, respectively. On December 31, 2024 and 2023, the allowance for doubtful accounts totaled $46,837 and $46,837 respectively.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, packaging and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Furniture & Fixtures	5 Yrs.
Computer Hardware	5 Yrs.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its acquired license agreement. The license has indefinite life and thus they are not subject to amortization. It's evaluated for impairment on an annual basis.

Income Taxes

The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation. Income is principally comprised of revenues earned by the Company as part of the sale of its dietary supplements. Cost of sales Costs of goods sold include the ingredients, manufacturing, packaging and supplies, cost of retail product, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2023 and December 31, 2022 amounted to $2,489,762 and $1,697,444, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the BlackScholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments). The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 4, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The Company assesses new accounting standards on an ongoing basis. Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

3. INVENTORY

Inventory consists of finished goods and totals to $1,131,641 and $1,296,646 on December 31, 2024 and 2023, respectively.

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Accrued expenses consist of the following items:

	2024	2023
Accrued expenses	$ 287,752	$ 368,516
Total	$ 287,752	$ 368,516

5. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

	2024	2023
Furniture & Fixtures	$ 38,355	$ 38,355
Computer Hardware	7,333	7,333
Property and Equipment, at Cost	45,688	45,688
Accumulated depreciation	(45,688)	(45,688)
Property and Equipment, Net	$ 0	$ 0

Depreciation expense for property and equipment for the fiscal year ended December 31, 2024, and 2023 amounted to $0 and $0, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2024, and December 31, 2023, intangible asset consists of:

	2023	2022
License agreement	$ 578,000	$ 578,000
Intangible assets, at cost	578,000	578,000
Accumulated amortization	-	-
Intangible assets, Net	$ 578,000	$ 578,000

7. MEMBERS' EQUITY

As of December 31, 2023 and 2022, the ownership percentages of the members are as follows:

Members Name	Ownership Percentage, December 31, 2024	Ownership Percentage, December 31, 2023
Vincent C. Giampapa	21.14%	21.68%
Douglas V. Giampapa	19.83%	20.06%
Success Asis (Hong Kong) LTD	16.90%	15.74%
Keen Growth Capital CIF Fund II LP	7.05%	6.53%
Keen Growth Capital Fund II LP	4.95%	5.86%
John C. Malone	4.78%	4.45%
Essential Wellness, LLC	4.01%	3.73%
Global Health Indistry Share Co., Ltd	3.76%	3.50%
VentureSouth Investments D LLC	2.47%	1.24%
The Ember Fund II LP	2.30%	3.10%
XML III LLC	2.02%	0.00%
Front Porch Fund 2, LP	1.97%	1.21%
Start Engine SPV	1.74%	1.62%
Michael Costello	1.32%	0.00%
Goldea, Inc.	1.27%	1.18%
Dan Coleman	0.00%	1.20%
All others (less than 1% ea.)	4.51%	8.90%
	100.00%	100.00%

8. UNIT-BASED COMPENSATION

The company authorized the Unit Option Plan (which may be referred to as the "Plan"). The Company reserved 8,988,789 units pursuant to the Plan, which provides for the grant of shares of unit options, unit appreciation rights, and unit awards (performance units) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying unit's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Unit Options

The Company granted unit options. The unit options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of December 31,	2019	2020	2021	2022	2023	2024
Expected life (years)	10	10	10	10	10	10
Risk-free interest rate	2.60%	1.50%	1.50%	3.00%	4.80%	4.16%
Expected volatility	75%	75%	75%	75%	75%	75%
Annual dividend yield	0%	0%	0%	0%	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee unit options. The expected term of employee unit options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common unit. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future unit option grants, until such time that the Company's common unit has enough market history to use historical volatility. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common unit, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common unit based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's unit options activity and related information is as follows:

	Number of Awards	Weighted Exercise Price	Weighted Average Contract term
Outstanding at December 31, 2019	2,341,219	$0.12	8.6
Granted	617,122	$0.19	
Exercised	(351,579)		
Expired/Cancelled	-		
Outstanding at December 31, 2020	2,606,762	$0.17	8.0
Granted	1,744,056	$0.20	
Exercised	-		
Expired/Cancelled	-		
Outstanding at December 31, 2021	4,350,818	$0.18	8.2
Granted	683,250	$0.28	
Exercised	-		
Expired/Cancelled	-		
Outstanding at December 31, 2022	5,034,068	$0.19	8.4
Granted	-	$0.00	
Exercised	-		
Expired/Cancelled	(200,000)		
Outstanding at December 31, 2023	4,834,068	$0.19	8.4
Granted	1,895,573	$0.30	
Exercised	(68,000)	$0.19	
Expired/Cancelled	(184,500)	$0.16	
Outstanding at December 31, 2023	6,477,141	$0.22	8.8

Unit option expense for the years ended December 31, 2024 and December 31, 2023 was $261,600 and $296,539, respectively.

9. DEBT

Loans payable During the years presented, the Company has entered into certain the loans agreements.

The summary of the Company's loans, notes, and the terms as of December 31, 2024, is as follows:

Interest Rate	Maturity Date	Current Portion		As of December 31, 2024					
				Non-Current Portion		Unamortized deferred interest		Total Indebtedness	
13.00%	7/13/2025	$	96,768	$	-	$	(2,516)	$	94,252
13.00%	3/10/2025	$	260,919	$	-	$	(18,134)	$	242,785
12.50%	3/31/2025	$	288,706	$	-	$	-	$	288,706
3.75%	9/24/2050	$	30,456	$	480,067	$	-	$	510,523
		$	676,849	$	480,067	$	(20,650)	$	1,136,267

The summary of the future maturities is as follows:
For the twelve-month period from the period end date

December 31,	2024	$	656,199
	2025	$	30,456
	2026	$	30,456
	2027	$	30,456
	2028	$	30,456
	Thereafter	$	358,243
		$	1,136,266

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023 consists of the following:

		2024		2023
Net operating loss	$	397,286	$	1,707,168
Stock based compensation		261,600		296,539
Valuation allowance		658,886		2,003,706
Provision for income taxes	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased. For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of approximately $12,000,000. Utilization of some of the federal carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

The Company received a loan from one of the shareholders, Dr. Vincent Giampapa, which bears no interest rate and has no maturity date defined, and which was fully paid off during 2023. The Company paid commissions to one of the owners, Dr. Vincent Giampapa, in the amounts of $6,497 and $10,711, during the years ended December 31, 2024, and 2023, respectively, in return for selling the Company's products to his customers.

12. COMMITMENTS AND CONTINGENCIES

Contingencies
The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through April 4, 2025, the date the financial statements were available to be issued. There have been no events or transactions during this time which would have a material effect on these financial statements.

I, Douglas V. Giampapa, the Chief Executive Officer of Life Science Institute, LLC, hereby certify that the financial statements of Life Science Institute, LLC D/B/A Healthycell and notes thereto for the periods ending December 31, 2024 and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year December 31, 2023, the amounts reported on our tax returns were total income of $7,606,409; taxable loss of -$1,635,144 and total tax of $0. The Company has not yet filed its tax return forms the year ended December 31, 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 4, 2025.

_____ (Signature)

___Chief Executive Office__ (Title)

___April 4, 2025_____ (Date)

CERTIFICATION

I, Douglas V. Giampapa, Principal Executive Officer of Life Science Institute LLC, hereby certify that the financial statements of Life Science Institute LLC included in this Report are true and complete in all material respects.

Douglas V. Giampapa

CEO